

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2011

Via e-mail:
Mr. Dhru Desai
Chief Financial Officer
Quadrant 4 Systems Corporation
2850 Golf Road, Suite 405
Rolling Meadows, Illinois 60008

> **Re:** **Quadrant 4 Systems Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed May 19, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 17, 2011**
> **File No. 033-42498**

Dear Mr. Desai:

We have reviewed your response letter dated November 2, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1. We note your responses to comments one and two from our letter dated October 13, 2011. Tell us whether and how you determined that you were a public shell company, as defined in Rule 12b-2 of the Exchange Act, prior to the May 20, 2010 acquisitions. If you were a public shell, it appears that you should have accounted for the transaction as a recapitalization of the private operating companies, rather than as a reverse merger. If it is determined that you were not a public shell, then you should have accounted for the transaction as a reverse merger. Please note that if the registrant acquires another entity in a transaction accounted for as either a reverse acquisition or reverse recapitalization, for

accounting purposes, the legal acquiree is treated as the continuing reporting entity that acquired the registrant (the legal acquirer). Reports filed by the registrant after a reverse acquisition or reverse recapitalization should parallel the financial reporting required under GAAP, as if the accounting acquirer were the legal successor to the registrant's reporting obligations as of the date of the acquisition.

2.   In your particular case, your December 31, 2010 Form 10-K as currently filed is deficient because it does not include audited financial statements of the private operating companies prior to the acquisition. We note that you (the legal acquirer) acquired 100 % of the outstanding shares of VSG, RMI and ISS from StoneGate Holdings, Inc. Therefore, the legal acquirees (VSG, RMI and ISS) are the legal successors to the registrant's reporting obligations as of the date of the acquisition.   We acknowledge that you are unable to provide audited financial statements of VSG, RMI and ISS and of the assets and operations acquired by VSG, RMI and ISS on May 20, 2010, April 10, 2010 and May 3, 2010, respectively. Please note that the financial statements of the accounting acquirer are deemed to be predecessor financial statements, which should be filed for the periods required by Regulation S-X Rules 3-01 through 3-04. Until you file these financial statements, we will not declare effective any registration statements or post-effective amendments, including the registration statement filed on September 27, 2011. Further, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until they file the required financial statements. This restriction does not apply to:

> (a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
> (b) dividend or interest reinvestment plans;
> (c) employee benefit plans;
> (d) transactions involving secondary offerings; or
> (e) sales of securities under Rule 144.

3. We note on page F-5 that you assigned a value of $4,050,000 to the 32 million shares you issued to StoneGate Holdings, Inc in exchange for 100% of the outstanding shares of VSG, RMI and ISS from StoneGate Holdings, Inc. Tell us the accounting journal entry you recorded to account for this transaction. Also, tell us whether VSG, RMI and ISS had any operations prior to the acquisitions described in Note 3 on page F-9

Consolidated Financial Statements

Notes to Consolidated Financial Statements

4. Intangible Assets, page F-10

4.   We note your response to comment three from our letter dated October 13, 2011. Tell us in detail about the nature of the customer lists and how you determined its fair value. We also note in note 3 on page F-9 that the majority of the purchase price in the acquisitions made by VSG, RMI and ISS were allocated only to accounts receivable and customer lists. In this regard, tell us in detail of the nature of the operations of the assets acquired by VSG, RMI and ISS.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Notes to Consolidated Financial Statements

Note 3 – Acquisitions

Quadrant 4 Solutions, Inc., page 9

5.   We note your response to comment nine from our letter dated October 13, 2011. Tell us the basis for your statement that the parties agreed to value the shares at $1 per share through arms-length negotiations. We cannot find any reference to this value in the Securities Purchase Agreement that you filed as Exhibit 10.3 to your Form S-1 filed on September 28, 2011. We also noted that the purchase price is not the same as that disclosed in your financial statement footnotes. The exhibit discloses a purchase price comprised of a note for $3 million, a note for $5 million, 4 million shares of common stock of the purchaser without any value given to those shares, a $5 million contingent earn-out payable over three years and a $2 million limit on certain accrued liabilities. Please reconcile the differences between the agreement and your financial statements.

6.   It does not appear that $1 per share is the fair value of your shares at the acquisition date. Disclose the method you used to determine the fair value. Tell us why you believe $1 is more indicative of the market value of your shares at the acquisition date.

7.   Please disclose in detail, the terms of the $10 million contingent earn-out in the acquisition of Quadrant 4 Solutions, Inc. Please note our earlier comment regarding the discrepancies between the Securities Purchase Agreement and your disclosure.

8.   Please show us and disclose how you determined the $9,100,000 purchase price. It appears that you have not considered the fair value of the contingent consideration. Please refer to ASC 805. Also please refer to Exhibit 10.3 in Form S-1 filed September 28, 2011 and reconcile the purchase price in Form 10-Q with the Securities Purchase Agreement

Note 4 – Intangible Assets, page 10

9.   We note your response to comment ten from our letter dated October 13, 2011. Tell us in detail about the nature of the customer lists and how you determined its fair value.

        Please file all correspondence over EDGAR. You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Carlos Pacho for

                                        Larry Spirgel
                                        Assistant Director